SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Directorate Change

1 April 2014

Prudential plc ("Prudential")

DIRECTORATE CHANGE

Prudential today announces that Pierre-Olivier Bouée, Group Chief Risk Officer, will join the Prudential plc Board with immediate effect. Mr Bouée replaced John Foley as Group Chief Risk Officer in August 2013 when the latter was appointed to the new role of Group Investment Director to strengthen Group oversight of Prudential's financial investments. Mr Foley will be stepping down from the Board today but will continue in his role as Group Investment Director and as a member of Prudential's Group Executive Committee.

Paul Manduca, Chairman, Prudential plc, said: "I am very pleased that Pierre-Olivier is now joining the Board as Group Chief Risk Officer, having spent eight months performing this role on the Group Executive Committee. As we said when we appointed Pierre-Olivier's predecessor, John Foley, we believe it is important that at a large, complex financial services business such as ours the Chief Risk Officer is represented on the main Board.

"On behalf of the Board, I would like to thank John for his excellent contribution over the past three years and I am pleased that he will continue to fulfil the vital role of Group oversight over financial investments as a member of the Group Executive Committee."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Ben Davies	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

Pierre-Olivier Marie Georges Bouée
Mr Bouée joined Prudential in 2008 as Business Representative for Asia and Director of Strategy and Corporate Development. At the same time he joined the Board of Prudential Corporation Asia. In 2009 he took on the additional role of Managing Director CEO Office, while maintaining his responsibilities for Group strategy and coordinating the relationship between Group Head Office and the Asian business. From 2004 until 2008, he worked for Aviva, first as Director of Group Strategy and then as Director of Central & Eastern Europe. Mr Bouée began his career as a civil servant in the French Treasury before joining McKinsey in 2000 as a consultant working mainly in the international financial institutions sector. Age 43.

Employment Details
Prudential is committed to full disclosure of the remuneration of its Executives. Mr Bouée's base salary will be £630,000. His annual bonus has a maximum potential of 160 per cent of base salary, of which 40 per cent is deferred for three years. LTIP awards are 250 per cent of base salary.

Mr Bouée has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

John Foley was in receipt of an annual salary of £648,000 during the period he served as an executive director in 2014; this salary was paid monthly until John ceased to be an executive director on 1 April 2014, together with the provision of pension and benefits, as disclosed in the remuneration report contained in the Annual Report. Mr Foley continues to be eligible to be considered for an annual bonus in respect of his employment as an executive director to 1 April 2014 of up to 160 per cent of salary; this will be pro-rated for time served and calculated and paid in the normal way in March 2015. Forty per cent of this bonus will be deferred for three years.

On stepping down from the Board, Mr Foley received no loss of office payment and his outstanding share awards under deferred bonus and long-term incentive plans will continue to vest on the normal timescale and subject to the original performance conditions.

Regulatory Disclosures
Save as disclosed above, there are no matters relating to the appointment of Mr Bouée that need to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority.

Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Messrs Bouée and Foley have confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

Shareholding Details
Mr Bouée's interest in shares of Prudential plc at the time of this announcement consists of a total beneficial interest in 80,686 shares and a total interest in 237,972 shares subject to performance conditions.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for more than 165 years and has £443 billion in assets under management (as at 31 December 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This release may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 April 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan F. Porter

Alan F. Porter
Group Company Secretary